UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-88157

(Check One):

☐  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☒  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Consolidated Container Company LLC.
Full Name of Registrant

3101 Towercreek Parkway, Suite 300
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30339
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is in the process of evaluating the accounting implications of an expected settlement with a customer that relates to supply contracts and covers matters arising prior to July 1, 2006. Until the evaluation is complete, the Company will be unable to finalize and file its Form 10-Q for the quarter ended June 30, 2006. The Company intends to file the Form 10-Q as soon as practicable after the completion of its evaluation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard P. Sehring, CFO	678	742-4600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As mentioned in Part III above, the Company is in the process of evaluating the accounting implications of an expected settlement with a customer that relates to supply contracts and covers matters arising prior to July 1, 2006. At this time, the Company is unable to determine if there will be any significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the subject report or portion thereof.

Consolidated Container Company LLC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By	/s/ Richard P. Sehring
Richard P. Sehring Chief Financial Officer